Exhibit 99.1

Canterbury Park Holding Corporation Reports Second Quarter Results

Highlights Significant Value of Over $11 Per Share on Balance Sheet from Cash on Hand,

TIF Receivables and Real Estate Joint Ventures

Shakopee, MN – August 11, 2026 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (Nasdaq: CPHC), today reported financial results for the second quarter ended June 30, 2026.

($ in thousands, except per share data and percentages)

	Three Months Ended June 30,			Six Months Ended June 30,
	2026	2025	Change	2026	2025	Change
Net revenues	$16,168	$15,666	3.2%	$29,677	$28,807	3.0%

Net income (loss) (1)	$(148)	$(327)	54.8%	$22	$(627)	103.5%

Adjusted EBITDA (2)	$2,634	$2,037	29.3%	$5,453	$4,137	31.8%

Basic EPS	$(0.03)	$(0.06)	50.0%	$0.00	$(0.12)	100.0%
Diluted EPS	$(0.03)	$(0.06)	50.0%	$0.00	$(0.12)	100.0%

(1)

The net (loss)/income in the 2026 three and six-month periods ended June 30, 2026, respectively, includes the impact of an impairment charge of $419,000 related to horseracing purse overpayments that occurred in 2024 and 2025, subject to the terms of the 2024 and 2025 live meet agreements. In total, these overpayments in the prior year periods amounted to more than $2.0 million. To date, no legislative action has been taken to either legalize sports betting in the State, which the Company continues to support, or for horseracing purse enhancements. As such, the Company recognized an impairment charge totaling one-fifth of these overpayment amounts in the second quarter of 2026 and will continue to evaluate recoverability going forward.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in this release. Please see the reconciliation of Net income (loss) to Adjusted EBITDA on page 6.

Management Commentary

Randy Sampson, President and Chief Executive Officer of Canterbury Park, commented, “The continued successful execution of our operating initiatives combined with our disciplined expense management has resulted in consistent financial performance over the last several years including our ability to optimize cash flow. Our second quarter results are indicative of this consistency, as we delivered revenue growth of 3.2% and adjusted EBITDA growth of 29.3%. Performance in the quarter reflected revenue growth in our Casino, Pari-mutuel and Food and Beverage operations as well as our continued focus on expense discipline. Operationally, Casino performance in the quarter was driven by a significant year-over-year improvement in table games drop, partially offset by lower-than-typical hold. The nearly 20% year-over-year rise in Food and Beverage revenue reflects increased concession sales primarily due to an increase in live race days year-over-year.

“While our current market valuation largely reflects the consistency in the annual level of cash flow we generate, we believe it does not give appropriate credit to the significant additional value on our balance sheet. This includes more than $11 per share in cash, Tax Increment Financing (TIF) receivables, and real estate joint ventures. As of June 30, 2026, we have 5.2 million shares outstanding and have $19 million in cash and TIF receivables of more than $20 million, while also having contributed a total of over $18 million in land and cash to joint venture developments. These joint venture developments are also beginning to benefit the Company through more consistent cash contributions that we expect to grow as the projects stabilize. As our joint venture income grows, our need to provide support through large member loan contributions decreases, which would allow us to grow interest income through more active investments that yield a positive return. In addition, we have approximately 50 acres of land for development that are on our balance sheet at a significant discount from the current market rate.

“We believe Canterbury is well-positioned to continue driving growth in our operations. There is a growing level of activity and visitation across all of the entertainment, living and work environments that now exist at the property, including visitors to the recently opened 19,000-capacity amphitheater that features national music headliners. We are actively finding ways to increase our connection with these consumers to drive improved performance across our core gaming, food and beverage and entertainment operations. We feel the best days for Canterbury are still to come and we are committed to leveraging our growth opportunities and unlocking the significant value on our balance sheet to benefit shareholders.”

Tax Increment Financing

As of June 30, 2026, Canterbury has just under $1.2 million remaining to spend related to tax increment financing in the TIF district. In December 2025, the Company received its first reimbursement of $582,000 related to these expenditures and expects to receive $1.2 million in 2026.

Joint Ventures

The Company’s joint ventures are currently generating approximately $73,000 per quarter in cash flow to the Company including:

●	Canterbury DBSV, LLC (“Winners Circle”): Currently generating approximately $38,000 per quarter in cash flow to the Company
●	Trackside Investments, LLC (“Boardwalk Kitchen & Bar”): Currently generating approximately $35,000 per quarter in cash flow to the Company
●	Doran Canterbury I & II, LLC (“Triple Crown Residences at Canterbury Park”): Expected to be cash flow positive in 2027 on a combined basis

Summary of 2026 Second Quarter Operating Results

Net revenues for the three months ended June 30, 2026, increased 3.2% to $16.2 million, compared to $15.7 million in the same period last year. The year-over-year comparison reflects increases of 1.5%, 2.6%, and 19.6%, in Casino, Pari-mutuel and Food and Beverage revenues, respectively, partially offset by a 5.6% decrease in Other revenues. The year-over-year increases primarily reflect higher table games drop in the Company’s Casino operations and an increase in live race days resulting in higher Pari-mutuel and Food and Beverage revenues.

Operating expenses for the three months ended June 30, 2026 were $15.9 million, an increase of $648,000, or 4.3%, compared to operating expenses of $15.2 million for the same period in 2025. The year-over-year increase was primarily driven by a $463,000 year-over-year increase in purse expense which reflects an impairment charge of $419,000 related to horseracing purse overpayments that occurred in 2024 and 2025, subject to the terms of the 2024 and 2025 live meet agreements. The total purse overpayment in those periods was just over $2.0 million. To date, no legislative action has been taken to either legalize sports betting in the State, which the Company continues to support, or for horseracing purse enhancements. As such, the Company determined to record an impairment charge of one-fifth of these overpayment amounts in the second quarter of 2026 and will continue to evaluate recoverability going forward. In addition, the Company experienced higher costs of food and beverage sales, due primarily to the increased Food and Beverage sales. These higher operating expenses were partially offset by lower expenses for utilities and advertising and marketing activities.

The Company recorded a net loss from equity investments of $1.0 million and $1.4 million for the three months ended June 30, 2026 and 2025, respectively. The decreased loss is primarily due to increased leasing rates in the Doran Canterbury joint ventures. The loss in both periods is primarily related to the Company’s share of depreciation, amortization and interest expense from the Doran Canterbury joint ventures.

The Company recorded an income tax benefit of $73,000 and $151,000 for the three months ended June 30, 2026 and 2025, respectively. The decrease in income tax benefit is primarily due to an improvement in income before taxes from operations in 2026 compared to the same period in 2025.

The Company recorded a net loss of $148,000, or a loss of $0.03 per share, for the three months ended June 30, 2026. The net loss is primarily a result of the above noted impairment charge related to prior period purse overpayments. The Company recorded a net loss of $327,000, or a loss of $0.06 per share, for the three months ended June 30, 2025.

Adjusted EBITDA, a non-GAAP measure, was $2.6 million in the 2026 second quarter, compared to $2.0 million in the 2025 second quarter.

Summary of 2026 Year-to-Date Operating Results

Net revenues for the six months ended June 30, 2026 was $29.7 million, up 3.0% compared to $28.8 million in the same period in 2025. Net income for the six months ended June 30, 2026 was $22,000 compared to a net loss of $627,000 in the six months ended June 30, 2025. EPS was $0.00 per diluted share for the six months ended June 30, 2026, compared to a net loss of $0.12 per diluted share in the prior-year period. Net income and EPS in the six-month period ended June 30, 2026, includes the impact of the $419,000 impairment charge of previously overpaid horseracing purses that occurred in 2024 and 2025 as noted above.

Adjusted EBITDA, a non-GAAP measure, increased 31.8% to $5.5 million compared to Adjusted EBITDA of $4.1 million in the six months ended June 30, 2025.

Additional Financial Information

Further financial information for the second quarter ended June 30, 2026, is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about August 12, 2026.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, and which exclude certain items from net income, a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income (net of interest expense), income tax expense or benefit, depreciation and amortization, as well as excluding stock-based compensation (which includes our 401(k)-match expense as this match occurs in Company stock), gain on disposal of assets, and depreciation and amortization and interest expense related to equity investments, including amounts attributable to underlying joint ventures reflected in equity investment earnings. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of net revenues. Neither EBITDA, Adjusted EBITDA, or Adjusted EBITDA margin are measures of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. See the table below, which presents reconciliations of these measures to the GAAP equivalent financial measure, which is net income. We have presented EBITDA as a supplemental disclosure because we believe that, when considered with measures calculated in accordance with GAAP, EBITDA gives investors a more complete understanding of our operating results before the impact of investing and financing transactions and income taxes, and it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA or Adjusted EBITDA differently than we do, so caution should be taken in comparing the Company’s EBITDA and adjusted EBITDA results to those of other companies. We have presented Adjusted EBITDA as a supplemental disclosure because we believe it enables investors to understand and assess our core operating results excluding the effect of these items and is useful to investors in allowing greater transparency related to a significant measure used by management in its financial and operational decision-making. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business and provides a perspective on the current effects of operating decisions.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: we may not be successful in implementing our growth strategy; sensitivity to reductions in discretionary spending as a result of downturns in the economy and other factors; we have experienced a decrease in revenue and profitability from live racing; challenges in attracting a sufficient number of horses and trainers; a lack of confidence in core operations resulting in decreasing customer retention and engagement; personal injury litigation due to the inherently dangerous nature of horse racing; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in horse racing or the unbanked card games offered in the Casino; competition from other venues offering racing, unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; our obligation to make improvements in the TIF district that will only be reimbursed to the extent of future tax revenue; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; inclement weather and other conditions affecting the ability to conduct live racing; technology and/or key system failures; cybersecurity incidents; the general effects of inflation; our ability to attract and retain qualified personnel; dividends that may or may not be issued at the discretion of our Board of Directors; and other factors that are beyond our ability to control or predict.

The forward-looking statements in this press release speak only as of the date of this press release. Except as required by law, Canterbury assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

# # #

Investor Contact

Randy Dehmer

Senior Vice President and Chief Financial Officer

Canterbury Park Holding Corporation

952-233-4828 or investorrelations@canterburypark.com

- financial tables follow –

CANTERBURY PARK HOLDING CORPORATION'S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
OPERATING REVENUES:
Casino	$9,630,551	$9,488,723	$18,871,561	$18,680,881
Pari-mutuel	2,321,217	2,263,361	3,339,169	3,341,846
Food and beverage	2,471,999	2,066,758	4,321,158	3,691,511
Other	1,743,979	1,846,892	3,145,391	3,093,128
Total Net Revenues	$16,167,746	15,665,734	$29,677,279	$28,807,366
OPERATING EXPENSES	(15,882,254)	(15,233,916)	(28,336,089)	(27,725,877)
INCOME FROM OPERATIONS	285,492	431,818	1,341,190	1,081,489
Other loss, net	(506,316)	(910,224)	(1,211,746)	(2,040,105)
INCOME TAX (EXPENSE) BENEFIT	72,750	151,000	(107,641)	332,000
NET INCOME (LOSS)	$(148,074)	$(327,406)	$21,803	$(626,616)

Basic Earnings (Loss) Per Share	$(0.03)	$(0.06)	$0.00	$(0.12)
Diluted Earnings (Loss) Per Share	$(0.03)	$(0.06)	$0.00	$(0.12)

RECONCILIATION OF NET INCOME TO EBITDA

AND ADJUSTED EBITDA (UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
NET INCOME (LOSS)	$(148,074)	$(327,406)	$21,803	$(626,616)
Interest income, net	(542,491)	(479,380)	(1,053,855)	(922,661)
Income tax expense (benefit)	(72,750)	(151,000)	107,641	(332,000)
Depreciation and amortization	1,019,275	986,418	2,068,254	1,917,906
EBITDA	255,960	28,632	1,143,843	36,629
Stock-based compensation	436,190	426,298	837,839	808,755
Gain on disposal of assets	(24,000)	-	(56,000)	-
Other receivables impairment	419,493	-	419,493	-
Depreciation and amortization related to equity investments	726,287	779,152	1,451,799	1,650,612
Interest expense related to equity investments	819,593	802,492	1,655,973	1,641,194
ADJUSTED EBITDA	$2,633,523	$2,036,574	$5,452,947	$4,137,190